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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

TVX GOLD INC.

(Translation of registrant’s name into English)

Suite 1200, 220 Bay Street
Toronto, Ontario M5J 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_.

Index on Page 2 of 7.

INDEX

Items Furnished Under Cover of Form 6-K

Stock Symbol: Exchanges TVX:TSE, TVX:NYSE

KINROSS BECOMES THE NEW SENIOR NORTH AMERICAN GOLD PRODUCER

Toronto, Canada — January 31, 2003 — Kinross Gold Corporation (TSX-K; Amex-KGC; NYSE-KGC effective February 3, 2003) (“Kinross”) is pleased to announce the approval of the Combination by the shareholders of Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) (“Echo Bay”) and TVX Gold Inc. (TSX-TVX; NYSE-TVX) (“TVX”) and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario. As a result of the completion today of the Combination of Kinross, Echo Bay and TVX and the acquisition of the 49.9% interest in the TVX Newmont Americas joint venture from Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) (“Newmont”), Kinross has become the seventh largest primary gold producer in the world. Kinross is the only senior North American based gold producer with both a strict non-hedging policy and less than 5% of reserves hedged. Kinross has the most leverage to changes of gold price of all North American based primary gold producers. Kinross operates and maintains joint venture interests in 12 gold mines located on four continents. Although global in reach, approximately 65% of Kinross gold production is from North America, the highest percentage of any senior North American based gold producer. Kinross’ annualized gold production is expected to approach 2 million ounces per year at total cash cost of less than US$200 per ounce.

Shareholders of both Echo Bay and TVX will become common shareholders of Kinross based on the exchange ratios of 0.1733 and 2.1667, respectively. On Monday, February 3, 2003 Kinross will begin trading on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) reflecting the three-for-one common share consolidation approved earlier by Kinross shareholders. To profile its newly acquired senior status, Kinross will begin trading on the NYSE and to mark the occasion, President and CEO, Robert (Bob) Buchan, joined by members of Kinross management, will ring The Opening Bell™ on February 3, 2003. Bob Buchan, stated: “Although the primary market for Kinross common shares remains the TSX, the shifting of our U.S. listing to the NYSE is expected to increase the profile of Kinross for American and international investors. The American Stock Exchange has served Kinross and our U.S.-based shareholders very well and will continue to be the marketplace for the Echo Bay warrants that have now become exercisable into Kinross common shares on the terms described in the Kinross’ Management Information Circular and Supplement.”

After the three-for-one common share consolidation, Kinross will have 314,238,627 common shares outstanding. As a result of its prior ownership of shares of Echo Bay and TVX, Newmont will become Kinross’ largest shareholder, holding 43,238,427 common shares, representing 13.8% of Kinross’ issued and outstanding common shares. Pierre Lassonde, President of Newmont, stated: “We are very pleased with our strategic investment in Kinross. As a major shareholder in the new company, we are looking forward to sharing in Kinross’ success as the new senior gold producer. I would like to personally congratulate Bob and his management team for their efforts in putting this three-way combination together, and in the process, unlocking tremendous shareholder value.” Bob Buchan added: “We look forward to enhancing value for all our shareholders with this new, elevated platform particularly in light of the improving fundamentals in the gold sector.”

Letters of transmittal will be available at the offices of Georgeson Shareholder Communications Canada, Inc. (“Georgeson”), at 66 Wellington St. W., Suite 5210, Toronto Dominion Tower, Toronto Dominion Centre, Toronto, Ontario, on Monday, February 3, 2003, and will be mailed to registered shareholders, commencing February 5, 2003. Georgeson can also be contacted by phone at 416-862-8088 or 1-866-275-0885 and at www.georgesonshareholder.ca .

Forward Looking Statements
 Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For Investor and Media Information, contact:

Carl Hansen Manager, Investor Relations Tel: 416 941-0119 cbhansen@tvxgold.com	Investor Relations Toll Free (in North America): 1 877 TVX GOLD (889-4653) info@tvxgold.com	Visit the TVX Gold Web Site at: http://www.tvxgold.com

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)
and equivalent sections in the securities acts of each of the other provinces of Canada

1.	Reporting Issuer

TVX Gold Inc. 220 Bay Street, Suite 1200 Toronto, Ontario M5J 2W4

2.	Date of Material Change

January 31, 2003

3.	Publication of Material Change

Press Release issued at Toronto, Ontario, on January 31, 2003

4.	Summary of Material Change

On January 31, 2003, Kinross Gold Corporation (TSX-K; Amex-KGC; NYSE-KGC effective February 3, 2003) (“Kinross”) announced the approval of the Combination by the shareholders of Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) (“Echo Bay”) and TVX Gold Inc. (TSX-TVX; NYSE-TVX) (“TVX”) and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario.

5.	Full Description of Material Change

On January 31, 2003, Kinross announced the approval of the Combination by the shareholders of Echo Bay and TVX and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario. As a result of the completion today of the Combination of Kinross, Echo Bay and TVX and the acquisition of the 49.9% interest in the TVX Newmont Americas joint venture from Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) (“Newmont”), Kinross has become the seventh largest primary gold producer in the world.

Shareholders of both Echo Bay and TVX will become common shareholders of Kinross based on the exchange ratios of 0.1733 and 2.1667, respectively. On Monday, February 3, 2003 Kinross will begin trading on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) reflecting the three-for-one common share consolidation approved earlier by Kinross shareholders.

After the three-for-one common share consolidation, Kinross will have 314,238,627 common shares outstanding. As a result of its prior ownership of shares of Echo Bay and TVX, Newmont will become Kinross’ largest shareholder, holding 43,238,427 common shares, representing 13.8% of Kinross’ issued and outstanding common shares.

6.	Reliance on Subsection 75(3) of the Securities Act (Ontario) and similar provisions of applicable securities laws

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

For further information contact R. Gregory Laing, General Counsel, Vice President and Corporate Secretary of TVX Gold Inc., (416) 941-0141 or glaing@tvxgold.com.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 31st day of January, 2003.

TVX GOLD INC

Per:	/s/ R. GREGORY LAING

R. Gregory Laing General Counsel, Vice President and Corporate Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

Dated:	February 7, 2003	By:	/s/ R. GREGORY LAING

R. Gregory Laing General Counsel, Vice President and Corporate Secretary

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